RESOLUTIONS OF THE
                           BOARD OF DIRECTORS OF
                           APPLIED MATERIALS, INC.

                       Adopted on September 4, 1998



                                 EXHIBIT A
                     AMENDMENT TO BYLAWS - ADVANCE NOTICE

RESOLVED, that the first sentence of the first paragraph of
Section 2.5 of this Company's Bylaws be amended to read in full as follows:
"No nominations for director of the corporation by any person other than the board of directors shall be presented to any meeting of stockholders unless the person making the nomination is a record stockholder and shall have delivered a written notice to the secretary of the corporation no later than the close of business forty-five days prior to the month and day of mailing the prior year's proxy statement."

RESOLVED, FURTHER, that the first sentence of the second paragraph of Section 2.5 of this Company's Bylaws be amended to read in full as follows:
"No proposal by any person other than the board of directors shall be submitted for the approval of the stockholders at any regular or special meeting of the stockholders of the corporation unless the person advancing such proposal shall have delivered a written notice to the secretary of the corporation no later than the close of business forty-five days prior to the month and day of mailing the prior year's proxy statement."